YEAR ENDED MARCH 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2011, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of July 22, 2011.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Amarc is focused on mineral exploration in south-central British Columbia ("BC"). Its aim is the discovery and development of bulk-tonnage gold or gold-copper deposits with the potential to deliver value to the Company.

In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

Under the Newton Joint Venture Agreement, Amarc has an 80% interest in the Newton gold-copper property, located approximately 100 kilometres southwest of the City of Williams Lake, which includes extensive adjacent mineral claims. In 2011, the Company successfully completed at the Newton property a drill campaign which followed on from the 2010 discovery drilling. In addition, Amarc holds a 100% interest in approximately 840 square kilometers of mineral claims primarily over the Galileo project, which is located some 16 kilometres to the west of the Richfield Ventures Corp.'s Davidson-Blackwater deposit and approximately 120 kilometres southwest of Vanderhoof.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Figure 1. Location of the Newton and Galileo Properties.

The Newton Joint Venture

The Newton property is located approximately 110 kilometres southwest of the City of Williams Lake, BC (see Figure 1). Core drilling by previous operators at Newton tested for porphyry-style copper mineralization which in general returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11), positioned in the easternmost part of the area drilled, intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold), 95 metres at 0.51 g/t Au, 60 meters of 0.69 g/t gold and 46 meters of 0.54 g/t gold, respectively. Holes 06-12 and 06-03 also bottomed in mineralization. Geological interpretation by Amarc suggests the presence of a bulk-tonnage gold environment.

The most intensively developed mineralization includes disseminated sulphides, and appears to be preferentially localized within pervasively altered volcaniclastic and epiclastic rock units. These host rocks are characterized by both a high permeability and wide geographic distribution – a permissive environment for bulk-tonnage style mineralization.

An initial 14-hole diamond drill program completed by Amarc in early 2010 returned broad continuous intervals of bulk-tonnage style gold and silver mineralization. Significant assay results from this discovery drilling program are tabulated below.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

NEWTON PROJECT
ASSAY RESULTS FROM THE 14-HOLE, 2010 DISCOVERY DRILL PROGRAM

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
9001		3.0	39.0	36.0	118	0.60	0.9	0.62
		228.0	297.0	69.0	226	1.41	10.9	1.59
	incl.	233.1	234.0	0.9	3	11.19	22.2	11.56
	incl.	252.8	297.0	44.2	145	1.74	15.9	2.00
		441.0	477.0	36.0	118	0.34	0.6	0.35
9002		222.0	255.2	33.2	109	0.96	2.8	1.01
	incl.	234.0	252.0	18.0	59	1.10	3.3	1.15
9003		3.0	224.5	221.5	727	0.60	5.6	0.69
	incl.	18.0	39.0	21.0	69	0.71	2.3	0.75
	incl.	96.0	224.5	128.5	421	0.84	8.9	0.99
	And	156.0	198.0	42.0	138	1.25	16.8	1.53
9004		6.0	195.0	189.0	620	1.56	7.9	1.69
	incl.	54.0	195.0	141.0	463	2.01	10.0	2.17
	And	96.0	195.0	99.0	325	2.76	12.2	2.96
	And	126.0	195.0	69.0	226	3.79	9.1	3.94
	And	129.0	132.0	3.0	10	13.47	14.4	13.71
	And	168.9	195.0	26.1	86	5.54	12.5	5.75
9005		12.0	27.0	15.0	49	0.32	1.4	0.34
		41.0	54.0	13.0	43	0.44	4.4	0.51
		76.0	163.2	87.2	286	0.50	7.1	0.62
	incl.	88.0	89.0	1.0	3	16.56	221.6	20.25
		279.0	303.0	24.0	79	0.34	0.8	0.35
9006		9.0	306.5	297.5	976	0.26	2.3	0.29
	incl.	78.0	192.2	114.2	375	0.32	3.7	0.38
	incl.	264.0	306.5	42.5	139	0.43	0.6	0.43
9007		48.0	252.0	204.0	669	0.33	4.5	0.41
	incl.	48.0	66.0	18.0	59	0.49	1.9	0.52
	incl.	135.0	216.0	81.0	266	0.46	8.0	0.59
	And	183.0	216.0	33.0	108	0.62	13.4	0.84
9008		18.0	42.0	24.0	79	0.44	6.4	0.55
		123.7	129.0	5.3	17	0.44	8.0	0.58
9009		15.0	147.9	132.9	436	0.25	5.9	0.35
	incl.	66.0	114.0	48.0	158	0.36	6.3	0.47
9010		35.4	189.0	153.6	504	0.29	3.0	0.34
	incl.	35.4	69.0	33.6	110	0.52	3.2	0.58
9011		83.4	207.0	123.6	406	0.44	2.3	0.47
	incl.	149.0	207.0	58.0	190	0.60	2.4	0.64
	And	186.0	207.0	21.0	69	1.13	2.9	1.18
9012		No reportable intercepts
9013		No reportable intercepts
9014		72.0	210.0	138.0	453	0.74	4.2	0.81

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
	incl.	147.0	210.0	63.0	207	1.17	6.8	1.28
	And	168.0	207.0	39.0	128	1.45	6.5	1.56
	And	204.0	207.0	3.0	10	11.70	50.8	12.55

1. Gold equivalent calculations use metal prices of Au US$900/oz and Ag US$15/oz
Metallurgical recoveries and net smelter returns are assumed to be 100%.
AuEQ = (Au g/t) + (Ag g/t x 0.482/28.94) .

Surface exploration programs also completed in 2010 included induced polarization ("IP") geophysics and soil sampling surveys, together with geological mapping. This work defined a significant bulk-tonnage gold target extending over an area of approximately eight square kilometres. The approximately 200 metre by 200 metre area drill-tested by the Phase 1 drill program is located in the southeastern sector of the extensive anomaly.

A 28-hole core drilling program completed in the first quarter of 2011 executed a series of widely spaced, exploration-style drill holes to test the extensive mineralised system and the discovery drill zone. Significant assay results from this drilling campaign are tabulated below.

NEWTON PROJECT
ASSAY RESULTS FROM THE 28-HOLE, 2011 DRILL PROGRAM

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
10015		95.0	134.0	39.0	128	0.35	3.1	0.41
		194.0	230.0	36.0	118	0.43	4.7	0.51
10016		141.0	249.0	108.0	354	0.37	1.5	0.40
	incl.	231.0	249.0	18.0	59	0.57	1.8	0.60
10017		75.0	215.0	140.0	459	0.35	2.3	0.39
	incl.	138.0	168.0	30.0	98	0.52	3.4	0.58
		307.3	311.5	4.3	14	1.13	4.6	1.21
10018		54.0	60.0	6.0	20	0.47	0.8	0.49
		141.0	150.0	9.0	30	0.45	2.6	0.49
10019		321.2	393.0	71.8	236	0.49	1.9	0.52
10020		18.0	156.0	138.0	453	0.46	4.1	0.53
	incl.	63.0	98.7	35.7	117	0.58	2.3	0.62
	incl.	116.8	156.0	39.3	129	0.79	10.5	0.97
	and	116.8	132.0	15.3	50	1.55	5.9	1.65
		294.0	297.0	3.0	10	6.58	1.0	6.59
10021	No reportable intercepts
10022	No reportable intercepts
10023		30.0	39.0	9.0	30	0.46	2.0	0.49
		249.0	288.0	39.0	128	1.21	2.0	1.24
	incl.	249.0	273.0	24.0	79	1.81	1.6	1.84
	and	267.0	273.0	6.0	20	5.15	2.6	5.19
10024	No reportable intercepts
10025	No reportable intercepts
10026		185.0	221.0	36.0	118	0.41	2.7	0.45
10027		75.0	78.0	3.0	10	2.31	0.2	2.31
		102.0	135.0	33.0	108	0.34	6.2	0.44

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
10028		26.0	65.0	39.0	128	0.14	0.5	0.15
10029		15.0	240.0	225.0	738	0.31	1.0	0.33
	incl.	153.0	189.0	36.0	118	0.80	1.3	0.82
	and	162.0	174.0	12.0	39	1.77	1.2	1.79
10030		18.0	42.0	24.0	79	0.83	0.9	0.85
10031		171.0	183.0	12.0	39	0.89	2.3	0.92
		207.0	210.0	3.0	10	1.11	2.9	1.16
11032	No reportable intercepts
11033		159.0	183.0	24.0	79	0.37	1.3	0.39
11034		9.1	33.0	23.9	78	0.34	3.0	0.39
11036		10.0	31.0	21.0	69	0.25	1.3	0.27
11037	No reportable intercepts
11038	No reportable intercepts
11039	No reportable intercepts
11040		15.4	171.0	155.6	511	0.58	2.9	0.63
	incl.	15.4	42.0	26.6	87	1.12	4.2	1.19
	incl.	69.0	108.0	39.0	128	0.71	3.6	0.77
11041		133.0	136.0	3.0	10	2.29	0.2	2.29
11042	No reportable intercepts
11043	No reportable intercepts

1. Gold equivalent calculations use metal prices of Au US$900/oz and Ag US$15/oz
Metallurgical recoveries and net smelter returns are assumed to be 100%.
AuEQ = (Au g/t) + (Ag g/t x 0.482/28.94) .
2. Drill Hole Dips -90 Degrees
3. Drill Hole 11035 lost, redrilled as hole 11037

Highlights from the 2011 drilling include important intercepts in hole 11040 which have established that the discovery zone potentially extends eastward under shallow cover and remains open to the east.

Follow-up diamond drilling, focused primarily on the open region to the east of Hole 11040, is planned in 2011 to continue to test and delineate gold mineralization within the Newton bulk-tonnage gold target,

Also included in the Newton Joint Venture Agreement (Newton JV Agreement) are extensive mineral claims extending south of the discovery area. Public domain information indicates that the region has favourable geology and geochemistry for porphyry gold-copper deposits and Newton-style gold deposits.

Amarc completed in 2010 a 7,000 line-kilometre ZTEM (Z-axis Tipper Electromagnetic system) airborne geophysical survey over the Newton region. The ZTEM technology is an innovative airborne electromagnetic system that provides unparalleled resolution and depth of investigation and can detect conductors more than one kilometre below surface. High-sensitivity magnetometry data is collected concurrently.

Initial field evaluations in 2010, including prospecting, soil geochemical sampling and IP geophysical surveys, were completed on selected targets. These field surveys defined three significant copper-molybdenum multi-element geochemical and coincident IP geophysical anomalies that are to be drill tested in 2011. In addition, several new targets have been defined which will be further assessed through ground investigations in 2011.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Newton Joint Venture Agreement

In August 2009, Amarc entered into an Option and Joint Venture Agreement (the "Newton Agreement") with Newton Gold Corp. ("NGC", initially named High Ridge) with respect to the Newton property. Under the terms of the Newton Agreement Amarc has earned into an 80% interest in the Newton property within an accelerated timeframe, by making a $60,000 cash payment, issuing 100,000 Amarc shares to the underlying owners and funding $4.9 million in exploration expenditures, and has entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with NGC.

The companies have also agreed to incorporate extensive adjacent mineral claims into the Newton JV Agreement, resulting in a project area totalling 284 mineral claims. The Newton Joint Venture has a 100% undivided interest in all claims held under the Newton JV Agreement. Amarc will continue to be the operator of the property as manager under the Newton JV Agreement.

The claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty, which may be purchased for $2 million. Advance annual royalty payments of $25,000 are required starting in 2011.

The Galileo and Hubble Properties

Amarc owns a 100% of the extensive Galileo and Hubble properties, which are located within the Blackwater-Davidson district 120 kilometres southwest of Vanderhoof. In 2011, the Company completed a 4,400 line kilometre helicopter-borne, magnetic and electromagnetic geophysical survey. Twelve deposit-scale targets have been identified for immediate follow-up in the field by Induced Polarization (IP) ground geophysical surveys.

The Galileo property is located approximately 16 kilometres to the west of the Richfield Ventures Corp.'s Davidson-Blackwater deposit (Indicated Resource of 53.5 million tonnes at 1.06 g/t gold and 5.6 g/t silver, and Inferred Resource of 5.5 million tonnes at 0.96 g/t gold and 4.0 g/t silver). It is also 13 kilometres south of the Capoose deposit (Indicated Resource of 31.2 million tonnes at 0.38 g/t gold and 25.5 g/t silver and Inferred Resource of 37.3 million tonnes at 0.37 g/t gold and 24.6 g/t silver) and just three kilometres west of the 3T's vein gold deposit (best intercepts include 34 metres at 1.19 g/t gold and 101.2 g/t silver) both of which are held by Silver Quest Resources Ltd. (see Amarc news release dated May 31, 2011).

Both Newton and Galileo are located proximal to the City of Williams Lake, a full service regional centre which is approximately 250 kilometres northeast of Vancouver. The region is characterized by low-lying and gently rolling hills. It is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315% copper and 0.008% molybdenum, Taseko Mines Limited) that has been in operation since 1973, and the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading 0.34% copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corp.) that commenced production in 2008, as well as late-stage development projects – notably the Prosperity gold-copper project (Proven and Probable Reserves of 831 million tonnes grading 0.43 g/t gold and 0.22% copper, Taseko Mines Limited).

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Tulox Property Agreement

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometres acquired over the period of 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.) with respect to the Tulox property. Effective July 7, 2011, Tulox assigned this agreement to Newlox Gold Ventures Corp. ("Newlox") as part of a corporate reorganization, and Newlox has entered into an amended option agreement with Amarc (the "Option Agreement"). Under this Option Agreement, Newlox can acquire a 100% interest in the Tulox property by spending $2,000,000 on the Tulox Property and issuing 2,350,000 common shares in its capital to Amarc, in tranches ending August 2013.

Tulox has made a $10,000 cash payment and issued 525,000 common shares to date under the April 2009 option agreement. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain 60% interest in the Tulox property by completing an additional $10 million in Mineral Exploration Expenditures on the Property. The Tulox property is subject to a 3% net smelter returns royalty payable to Amarc, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

Other Property Interests – BC, Yukon, Saskatchewan

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in Yukon, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan. The Company has no plans to undertake any programs on either of these properties in 2011.

Market Trends

Although there has been periodic volatility in the gold market, the annual average price has increased for the past four years. In response to the global economic uncertainty that began in mid 2008, gold prices increased in 2009 and have, largely, continued to do so since that time. The average price in 2008 was US$872/oz, in 2009 was US$974/oz and in 2010 was US$1227/oz. The average price in 2011 to mid July is US$1,456/oz.

Copper prices increased significantly between late 2003 and mid 2008, and then declined in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices began to increase again in 2009 and have continued to do so, overall, in 2010 and 2011, averaging US$2.34/lb in 2009 and US$3.42/lb in 2010. The average price in 2011 to mid July is US$4.27/lb.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at March 31
	2011	2010	2009
Current assets	$8,180,099	$4,557,929	$3,279,621
Refundable deposits and other prepayment	162,095	92,095	93,000
Mineral property interests	2	2	4
Equipment	27,513	37,863	54,091
Total assets	8,369,709	4,687,889	3,426,716

Current liabilities	64,995	32,999	33,339
Shareholders' equity	8,304,714	4,654,890	3,393,377
Total shareholders' equity & liabilities	8,369,709	4,687,889	3,426,716

Working capital	$8,115,104	$4,524,930	$3,246,282

	Years ended March 31
	2011	2010	2009
Expenses (Income)
Amortization	$11,791	$16,228	$21,704
Exploration	5,039,366	3,195,315	4,619,185
Legal, accounting and audit	81,770	36,289	37,120
Management and consulting	3,965	23,241	58,464
Office and administration	196,948	153,518	178,078
Salaries and benefits	692,893	311,512	208,906
Shareholder communication	174,878	103,538	122,932
Travel and conference	77,146	48,493	53,960
Trust and filing	33,422	59,138	25,915
Foreign exchange loss (gain)	(115)	39,576	(218,818)
Gain on disposal of equipment	–	–	(14,007)
Interest and other income	(63,470)	(23,688)	(309,149)
Interest expense	500	–	–
Provision for bad debt	29,067	–	–
Tax relating to flow-through shares	18,113	–	80,809
Subtotal	6,296,274	3,963,160	4,865,099
Stock-based compensation expense	–	138,385	244,061
Net loss for the year	$6,296,274	$4,101,545	$5,109,160
Other comprehensive (income) loss:
Unrealized loss (gain) on marketable securities	(68,374)	2,625	–
Total comprehensive loss	$6,227,900	$4,104,170	$5,109,160

Basic and diluted loss per share	$0.07	$0.05	$0.07

Weighted average number of common shares outstanding	89,132,492	75,376,733	68,465,500

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

The amounts are expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2011	2010	2010	2010	2010	2009	2009	2009
Current assets	$8,180	$5,159	$2,108	$3,592	$4,558	$3,989	$2,838	$2,930
Refundable deposits and other prepayment	162	142	112	112	92	93	93	93
Other assets	28	31	33	36	38	42	46	49
Total assets	8,370	5,332	2,253	3,740	4,688	4,124	2,977	3,072

Current liabilities	65	1,235	698	255	33	362	683	67
Shareholders' equity	8,305	4,097	1,555	3,485	4,655	3,762	2,294	3,005
Total liabilities & shareholders' equity	8,370	5,332	2,253	3,740	4,688	4,124	2,977	3,072

Working capital	8,115	3,924	1,410	3,336	4,525	3,627	2,155	2,863

Expenses
Amortization	3	3	3	3	4	4	3	6
Exploration	1,552	2,090	1,610	915	823	1,638	790	196
Tax credits received	(1,127)	–	–	–	–	–	(252)	–
Legal, accounting and audit	28	18	15	21	23	2	5	6
Management and consulting	1	2	1	–	23	1	–	–
Office and administration	48	58	47	44	43	23	46	41
Salaries and benefits	208	147	182	156	108	25	73	106
Shareholder communication	34	60	46	34	47	13	25	18
Travel and conference	32	26	17	2	31	5	7	6
Trust and filing	15	3	14	1	46	6	7	1
Subtotal	794	2,407	1,935	1,176	1,148	1,717	704	380
Foreign exchange loss (gain)	1	1	3	(6)	–	(3)	30	13
Interest expense	1	–	–	–	–	–	–	–
Interest income	(49)	(4)	(3)	(7)	(5)	(4)	(12)	(4)
Provision for bad debt	29	–	–	–	–	–	–	–
Tax on flow-through shares	–	18	–	–	–	–	–	–
Subtotal	776	2,422	1,935	1,163	1,143	1,710	722	389
Stock-based compensation	–	–	–	–	(42)	125	22	33
Net loss (income) for the period	$776	$2,422	$1,935	$1,163	$1,101	$1,835	$744	$422
Unrealized (gain) loss on available-for-sale marketable securities	(55)	(15)	(5)	7	3	(5)	5	–
Comprehensive loss (income) for the period	$721	$2,407	$1,930	$1,170	$1,104	$1,830	$749	$422
Basic and diluted net loss (earning) per share	$0.01	$0.03	$0.02	$0.01	$0.01	$0.03	$0.01	$0.01

Weighted average number of common shares outstanding (thousands)	101,741	87,326	83,839	83,839	83,288	72,839	72,783	72,739

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

The net loss for the year ended March 31, 2011 increased to $6,296,274 compared to a net loss of $4,101,545 for the previous year. The increase in loss was mainly due to an increase in exploration expenditures in the current year compared to the previous year.

Exploration expenses, before METC–BC, increased to $6,166,567 in the fiscal year 2011, compared to $3,447,401 in the previous year. The major exploration expenditures during the year were geological (2011 – $2,719,358; 2010 – $1,756,395), drilling (2011 – $1,255,720; 2010 – $670,306), assay and analysis (2011 – $596,735; 2010 – $251,569), site activities (2011 – $833,115; 2010 – $255,047) and property fees and assessments (2011 – $211,196; 2010 – $74,619). See section 1.7 "Capital Resources" below, for a discussion of the Mineral Exploration Tax Credit.

Administrative costs for the year ended March 31, 2011 also increased in line with the increase in exploration activities from prior fiscal year. The major administrative costs during the year were salaries and benefits (2011 – $692,893; 2010 – $311,512), office and administration (2011 – $196,948; 2010 –$153,518), shareholder communications (2011 – $174,878; 2010 – $103,538), legal, accounting and audit (2011 – $81,770; 2010 – $36,289) and conference and travel (2011 – $77,146; 2010 – $48,493).

The increase in office and administration is mainly due to an increase in insurance expenses to $89,628 from $77,970 at the prior fiscal year and increased costs of information technology services and related maintenance expenses to $80,747 from $52,076 in the prior fiscal year.

There was no stock-based compensation expense charged to operations during the year ended March 31, 2011, compared to $138,385 for fiscal 2010, as no options were granted during 2011.

During the current year, interest income increased to $63,470 from $23,688 in the prior fiscal year, primarily due to higher average cash balances on hand.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2011, the Company had working capital of approximately $8.1 million, compared to working capital of $4.5 million at March 31, 2010. The Company's current working capital is sufficient to fund its known commitments.

The Company will continue to advance its exploration projects by finding the right balance between advancing the projects and preserving its cash.

The Company has no long term debt, capital lease obligations, or any other long term obligations.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income earned on its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Mineral Exploration Tax Credit ("BC METC") initiative was introduced by the BC Government to stimulate new economic activities in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company records receipt of this tax credit as cost recovery which is included in exploration expenses. During the fiscal year ended March 31, 2011, the Company has recorded BC METC related to fiscal year 2009 amounting to $872,580 (received in April 2011) and BC METC related to the 2010 fiscal year amounting to $254,621 (received in March 2011).

In December 2010 and January 2011, the Company completed a brokered and non-brokered private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow-through shares at a price of $0.80 per share (completed in December 2010) and 8,076,923 non-flow-through shares at a price of $0.65 per share (completed in January 2011), for aggregate gross proceeds of $9,900,000.

In October 2010, pursuant to the exercise of 5,000,000 share warrants, the Company issued 5,000,000 flow-through shares for aggregate gross proceeds of $500,000.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The required disclosure is provided in note 10 of the accompanying audited financial statements as at and for the year ended March 31, 2011.

1.10 Fourth Quarter

The net loss for the fourth quarter of fiscal 2011 was $776,000, compared to a net loss of $2,422,000 in the third quarter of the year. The decrease in loss is mainly due to the recognition of BC METC refunds totalling $1,127,000 recorded as cost recovery compared to nil in prior quarter.

Exploration expenses decreased to $1,552,000 in the fourth quarter of 2011 from $2,090,000 in the third quarter of the year. The decrease is mainly due to a decrease in drilling and site contractor expenses. Drilling expenses have decreased to $476,794 in current quarter from $778,925 in third quarter of the year and site contractor expenses have decreased to $105,346 in current quarter from $188,910 in the third quarter of the year.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Administration costs also have increased to $398,000 in the fourth quarter of 2011 from $317,000 in the third quarter of the same year. This is in line with the increase in exploration activities during the quarter.

1.11 Proposed Transactions

There are no proposed transactions requiring disclosure under this section.

1.12 Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 4 of the accompanying audited financial statements as at and for the year ended March 31, 2011.

1.14 Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, available-for-sale marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in note 8 to the audited financial statements for the year ended March 31, 2011.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The required disclosure is presented in the audited statements of operations for the year ended March 31, 2011.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2 Disclosure of Outstanding Share Data

The following table details the share capital structure as at July 22, 2011, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number
Common shares			102,728,896
Options	April 28, 2012	$0.70	70,000
Options	March 30, 2013	$0.51	50,000

1.15.3 Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.16 International Financial Reporting Standards ("IFRS")

Management of the IFRS Convergence Project

The Company is evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Phase 1 – Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS. This phase has been completed.

Phase 2 – Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements. This phase has been completed.

Phase 3 – Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company's finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements. This phase is currently progressing well and has been substantially completed.

IFRS 1 – First Time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), sets forth guidance for the initial adoption of IFRS. Commencing for the period ending on June 30, 2011, being the first quarter of the 2012 fiscal year, the Company will restate its comparative fiscal 2011 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the then-previously reported fiscal 2011 Canadian GAAP amounts to the new, restated, 2011 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and certain optional exemptions to this general principle.

The Company elected to take the following IFRS 1 optional exemptions as at the transition date:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the transition date;

  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the transition date; and

  to apply the requirement of IAS 39, Financial Instruments: Recognition and Measurement, prospectively to transactions entered into on or after the date of transition

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Other IFRS Considerations

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS, the Company's interim financial statements for the three months ending on June 30, 2011, will include extensive notes disclosing transitional information and disclosure of all new, IFRS-compliant, accounting policies. IFRS requires significantly more note disclosure than Canadian GAAP for certain standards (for example, related party transactions with key management personnel). These increased disclosure requirements will cause the Company to enhance certain financial reporting processes to ensure that sufficient and appropriate data is collected.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

As a result of the Company's analysis of potential impact of convergence with IFRS, the following areas have been identified where the Company's accounting policy will be changed significantly.

(a)	Share Based Payment

The Company's analysis of impact of IFRS on accounting treatment of share-based payments have identified differences in the following areas:

Classification of optionees between employees and non-employees

Valuation of awards to non-employees

Graded vesting

Estimating the number of options that will ultimately vest

However, IFRS provide an option to first-time adopters in applying IFRS 2 A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 2002 and vested before the later of the date of transition to IFRS. Substantially all of the Amarc's share options outstanding at the transition date were fully vested. Therefore, no adjustment is expected to be required in terms of share- options outstanding at the transition date.

(b)	Related Parties

The Company's analysis has identified certain additional disclosure requirements under IFRS, compared to GAAP, in respect of related party transactions. In order to comply with IAS 24 Related Party Disclosures, the Company should disclose compensation for key management personnel. Compensation in total is to be disclosed for each of the following categories:

Short-term employee benefits;

Post-employment benefits;

Other long-term benefits

Termination benefits; and

Share-based payments

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, any related party balances associated with key management personnel must be disclosed as these individuals are now considered to be related parties under IAS 24.

During the evaluation of the impact of conversion to IFRS, the Company has also considered possible impacts on business processes and information systems and has determined that there are no significant changes required in the Company's information systems and business processes.

The Company has obtained an understanding of IFRS from intensive hands-on training of its finance personnel. Our finance personnel include employees who have experience in preparing financial statements under IFRS.